UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, DC 20549

SCHEDULE 13D/A

(Rule 13d-101)

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT TO

§ 240.13d-l(a) AND AMENDMENTS THERETO FILED PURSUANT TO § 240.13d-2(a)

(Amendment No. 1 )*

Live Vox Holdings, Inc.

(Name of issuer)

Class A common stock, par value $0.0001 per share

(Title of class of securities)

53838L100

(CUSIP number)

Kirkland & Ellis LLP

2049 Century Park East

Suite 3700

Los Angeles, CA 90067

Attn: Monica J. Shilling, P.C.

H. Thomas Felix

(Name, address and telephone number of person authorized to receive notices and communications)

December 15, 2021

(Date of event which requires filing of this statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-l(e), 240.13d-l(f) or 240.13d-l(g), check the following box.  ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240 13d-7 for other parties to whom copies are to be sent.

[1]

The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

*

information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes’).

CUSIPNo. 53838L 100

1.	Name of reporting person Golden Gate Private Equity, Inc.
2.	Check the appropriate box if a member of a group (a) ☐ (b) ☐
3.	SEC use only
4.	Source of funds GO
5.	Check if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or place of organization Delaware

Number of shares beneficially owned by each reporting person with	7.	Sole voting power 72,052,784 (See Item 5)
	8.	Shared voting power 0
	9.	Sole dispositive power 72,052,784 (See Item 5)
	10.	Shared dispositive power 0

11.	Aggregate amount beneficially owned by each reporting person 72,052,784 (See Item 5)
12.	Check if the aggregate amount in Row (11) excludes certain shares ☐
13.	Percent of class represented by amount in Row (11) 73.34% (See Item 5)
14.	Type of reporting person CO/IA

The information set forth in response to each separate Item below shall be deemed to be a response to all Items where such information is relevant.

This Amendment No. 1 (“Amendment No. 1”) amends the Schedule 13D filed with the SEC on June 18, 2021, (the “Original Schedule 13G” and, together with Amendment No. 1, the “Schedule 13G”) relating to the Issuer. Except as set forth herein, the Original Schedule 13D is unmodified and remains in full force and effect. Each capitalized term used but not defined herein has the meaning ascribed to such term in the Original Schedule 13D.

Item 4. Purpose of Transaction.

Item 4 of the Original Schedule 13G is hereby amended to include the following as the penultimate paragraph thereof:

The Reporting Person, on behalf of Live Vox TopCo and the Funds, acquired 382,083 shares of the Issuer’s Common Stock through a series of open market purchase transactions at a range of $4.71 to $4.95 executed through a broker on December 15th and 16th of 2021. Consideration for the acquisition of such shares of Common Stock consisted solely of capital committed by the partners of the Funds.

Item 5. Interest in Securities of the Issuer.

(a) - (b) The Reporting Person has sole beneficial ownership of 72,052,784 shares of the Common Stock, representing approximately 73.34% of the Issuer’s Common Stock outstanding based on 98,240,727 shares of Common Stock outstanding as of November 8, 2021 as reported in the Issuer’s most recent 10-Q. Neither the filing of this Statement nor any of its contents shall be deemed to constitute an admission by the Reporting Person, LiveVox TopCo or the Funds that such person is the beneficial owner of any of the shares of Common Stock referred to herein for purposes of the Act, or for any other purpose, and such beneficial ownership is expressly disclaimed.

(c) The information set forth in Item 4 is incorporated by reference herein in response to this Item 5(c).

After reasonable inquiry and to the best of the undersigned’s knowledge and belief, each of the undersigned certifies that the information set forth in this Statement is true, complete and correct.

Dated: December 17, 2021

Golden Gate Private Equity Inc.

By:	/s/ Rachel Masory
Rachel Masory
Authorized Signatory